April 15, 2011

VIA FACSIMILE AND BY HAND

Kristina Aberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile: (202) 772-9202

Re:	American Capital Mortgage Investment Corp. Registration
Statement on Form S-11 (File No. 333-173238)

Dear Ms. Aberg:

I am writing to you on behalf of American Capital Mortgage Investment Corp., a Maryland corporation (the “Company”), with respect to the above-referenced Registration Statement (the “Registration Statement”), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 1, 2011, to register the initial public offering (the “IPO”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”). The Company was incorporated and capitalized in March 2011 by American Capital, Ltd., a Delaware corporation (the “Sponsor”), which is a publicly traded private equity firm and global asset manager listed on the Nasdaq Global Select Market under the ticker symbol “ACAS.” The Company intends to invest in and manage a leveraged portfolio of agency mortgage investments, non-agency mortgage investments and other mortgage-related investments, and will elect to be taxed, and to qualify, as a real estate investment trust (“REIT”) for federal income tax purposes beginning with its taxable year ending December 31, 2011. The Company will be externally managed and advised by American Capital MTGE Management, LLC, a newly formed Delaware limited liability company (the “Manager”), which is an indirect subsidiary of a portfolio company of the Sponsor. In anticipation of the pending review of the Registration Statement by the staff of the Commission (the “Staff”), the Company would like to confirm with the Staff the Registration Statement’s compliance with the disclosure requirements set forth in Industry Guide 5: Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships (“Guide 5”), and that there is no need for the Company to provide the additional disclosure specified in Appendix II to Guide 5. We have been advised by the Company as to the facts stated herein with respect to the Company, the Sponsor, the Manager and their affiliates.

Kristina Aberg

Securities and Exchange Commission

April 15, 2011

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Item 8 of Guide 5 (“Item 8”) requires that a registration statement to which Guide 5 pertains, including the registration statement of a REIT, is required to include certain information with respect to the general partner of a real estate limited partnership and its affiliates, including the promoters of the partnership and all persons that directly or indirectly control or are controlled thereby or are under common control therewith, or analogous persons with respect to a REIT. In general, Item 8 requires that such a REIT registrant provide a narrative summary of the prior performance of “programs” sponsored by the registrant’s sponsor (the “Narrative Summary”), and prior performance tables specified in Appendix II to Guide 5 detailing such sponsor’s experience in raising and investing funds, historical compensation and the operating results of the sponsor’s prior programs and completed programs (the “Prior Performance Tables”). The phrase “program” is not defined by Guide 5; however, the Staff has generally taken the position that the term refers to those investments in which a sponsor raised funds from passive investors in order to invest in real estate. The Staff has historically required such Item 8 disclosure in registration statements for equity offerings by REITs if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering, which is otherwise known as a “blind pool” offering, since the investors do not for the most part know what properties or real-estate securities will be acquired by the registrant. Therefore, the Staff reasons, investors would not be able to evaluate the investment based on the financial performance of such properties or securities, and must instead look to the prior performance or track record information of the registrant’s sponsor.

The Company does not believe that it is registering a blind pool offering on the Registration Statement since on page 48 of the Registration Statement it has specified its use of at least 75% of the net proceeds of the IPO and a concurrent private placement of Common Stock (the “Private Placement”), as follows:

“We expect to deploy the net proceeds from [the IPO and the Private Placement] on a leveraged basis within 90 days of the closing of [the IPO], primarily in agency mortgage investments. We expect that more than 75% of our initial leveraged investment portfolio will be comprised of fixed rate pass-through certificates, with the remainder being a combination of (i) additional fixed-rate pass-through certificates, (ii) ARM or hybrid ARM pass-through certificates, and (iii) CMOs, including interest-only strips. Depending on the economic environment and our outlook for the mortgage market at the time we ultimately deploy the net proceeds of [the IPO and the Private Placement], our initial investment portfolio may differ from the initial investment portfolio described above. We expect to adjust our investment portfolio as investment opportunities in our other targeted asset classes arise.”

Because the Company has disclosed that its primary intended initial use of proceeds from the IPO and the Private Placement is to purchase agency mortgage investments, which are mortgage-backed securities whose principal and interest payments are guaranteed by a U.S. Government agency or Government-sponsored entity, investors should have a clear expectation of the nature and credit quality of investments to be made by the Company with the net proceeds of the IPO

Kristina Aberg

Securities and Exchange Commission

April 15, 2011

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and the Private Placement, and they will not have to rely solely on the prior performance of the Sponsor, which would be the case if the Company were a blind pool. For this reason, the Company has not included the disclosure specified by Item 8 in the initial filing of the Registration Statement.

If, however, the Staff determines that the Company is registering a blind pool offering or should otherwise be required to provide disclosure pursuant to Item 8, then the Company would be required to provide the Narrative Summary with respect to the Sponsor’s experience during the past ten years with respect to all other programs that have invested primarily in real estate regardless of the investment objectives of such programs. In addition, a sponsor without a “public track record” that has not sponsored at least five programs with “similar investment objectives” to the registrant is required to provide information in the Prior Performance Tables for each of the sponsor’s prior public and non-public programs during the time periods specified by the instructions to such tables regardless of whether those programs had similar investments objectives. A sponsor is considered to have a public track record if it has sponsored at least three programs with similar investment objectives that filed reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and at least two public programs with similar investment objectives that had three years of operations after investments of 90% of the amount available for investment; at least two of the offerings for public programs with similar investment objectives must have closed in the previous three years.

The Sponsor controls the manager of American Capital Agency Corp., a publicly traded REIT that is listed on the Nasdaq Global Select Market under the ticker symbol “AGNC” (“AGNC”). AGNC primarily invests in agency mortgage investments on a leveraged basis, an investment objective that is similar to one of the investment objectives of the Company. However, the Company does not believe that AGNC constitutes a program since it is not raising money from passive investors for a specific type of investment. Rather, AGNC is a publicly traded company that issues equity securities in order to raise funds to invest in a portfolio of agency mortgage investments, which it acquires on a leveraged basis. To the extent that the Staff believes that AGNC constitutes a program, the Company believes that it would be the only investment vehicle managed or otherwise sponsored by the Sponsor during the relevant time periods for the Narrative Summary and the Prior Performance Tables that would qualify as a program required to be included in the Registration Statement pursuant to Item 8, if in fact such Item 8 disclosure is required. To the extent disclosure regarding AGNC is required, the Company has included information relating to the prior performance of AGNC on page 4 of the preliminary prospectus included in the Registration Statement. Specifically, for each of the years 2008 (beginning on May 20, 2008, when AGNC completed its initial public offering) through 2010, the Company has provided in the Registration Statement the total equity capital raised by AGNC and the total economic return achieved by AGNC (calculated as the sum of the change in net asset value during the period and distributions declared during the period, divided by the net asset value at the beginning of the period). In addition, since AGNC is a reporting company pursuant to Section 12(b) of the Exchange Act, potential investors in the Company may access AGNC’s financial statements and operating history on Edgar. If the Staff deems it advisable, the Company will agree to include a statement in the Registration Statement directing potential investors in the Company as to how to find such additional information regarding AGNC on the Commission’s web site.

Kristina Aberg

Securities and Exchange Commission

April 15, 2011

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The Sponsor also sponsored American Capital Endeavor Master, L.P., a Cayman Islands limited partnership (“Endeavor”), from October 2007 through January 2010. Endeavor primarily invested in non-agency mortgage investments and certain other mortgage-related investments, which is similar to certain investment objectives of the Company. However, the Company does not believe that Endeavor constituted a program since it did not primarily raise money from passive investors. Endeavor only had two investors other than the Sponsor. The two third party investors were funds within the same fund family and only invested an aggregate of $7.5 million in Endeavor in the second quarter of 2008, and redeemed said investments in the fourth quarter of 2008. The Sponsor invested an aggregate of $130 million in Endeavor from the fourth quarter of 2007 through the second quarter of 2008, and redeemed all but $15 million of said investment in the fourth quarter of 2008. The Sponsor redeemed the remainder of its investment in the first quarter of 2010. Thus, Endeavor was primarily a proprietary investment vehicle for the Sponsor, rather than a program pursuant to which the Sponsor raised funds from third parties. Although the two third parties were passive investors in Endeavor, their aggregate investment constituted an insignificant portion (less than 6%) of Endeavor’s equity capital, and such third parties were invested in Endeavor for less than a full year. The historical performance of Endeavor is therefore not relevant to investors in the IPO interested in the Sponsor’s prior performance, as Endeavor was an investment vehicle that primarily invested the Sponsor’s funds other than a de minimis investment by two third party investors. However, it should be noted that the two third party investors in Endeavor achieved an annualized return of approximately 16.8% (unaudited) during their investment period.

Because the Sponsor could not be considered to have sponsored more than — at the most — two programs with similar investment objectives to the Company, the Sponsor would not have a public track record for purposes of Item 8. Further, since the Sponsor has not sponsored at least five programs with similar investment objectives, if the Staff requires disclosure by the Company pursuant to Item 8, the Company would be required to include Prior Performance Tables for each of the Sponsor’s prior public and non-public programs regardless of whether those programs had similar investment objectives. The Sponsor itself is a publicly traded private equity firm and global asset manager whose investment objectives are dissimilar to those of the Company: the Sponsor primarily provides investment capital to middle market companies in a wide range of industries with sales between $10 million and $750 million. It also invests directly in structured finance products, including certain mortgage-related investments, which constituted less than 1% of the Sponsor’s investments as of December 31, 2010. However, the Company does not believe that the Sponsor constitutes a program since the Sponsor does not raise equity capital for itself from passive investors for a specific type of investment. Rather, the Sponsor is an internally managed non-diversified closed end investment company that has elected to be regulated as a diversified business development company under the Investment Company Act of 1940. The Sponsor is a publicly traded company that issues equity and debt securities in order to fund its investments. Nonetheless, to the extent the Staff believes that the Sponsor constitutes a program, or its historical performance would otherwise be relevant to

Kristina Aberg

Securities and Exchange Commission

April 15, 2011

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potential investors in the Company, the Sponsor’s financial statements and operating history are readily available to potential investors in the Company on Edgar. If the Staff deems it advisable, the Company will agree to include a statement in the Registration Statement directing potential investors on how to find such additional information regarding the Sponsor on the Commission’s web site.

In addition to managing its own assets, the Sponsor also manages, through its ownership of its portfolio company American Capital, LLC, the following alternative asset funds, among others: European Capital Limited (“European Capital”), American Capital Equity I, LLC (“ACE I”) and American Capital Equity II, LP (“ACE II”). Like the Sponsor itself, none of European Capital, ACE I or ACE II have investment objectives that are similar to those of the Company.

European Capital is a wholly-owned investment fund of the Sponsor incorporated in Guernsey that invests in and sponsors management and employee buyouts, invests in private equity buyouts and provides capital directly to private and mid-sized public companies primarily in Europe. European Capital was formed on September 30, 2005 with commitments of €521 million from the Sponsor and €229 million from third-party investors. On May 10, 2007, European Capital completed an initial public offering of its ordinary shares on the London Stock Exchange, following which the Sponsor owned 65% of European Capital. The Sponsor subsequently purchased additional ordinary shares on the open market in 2007, which increased its ownership of European Capital to 67%. On March 26, 2009, the Sponsor issued 11.5 million shares of its common stock in exchange for the ordinary shares of European Capital not then owned by the Sponsor, thereby taking European Capital private. The Company believes that European Capital does not currently constitute a program since it does not have third party investors. Nor does the Company believe that European Capital constituted a program during the time when it was a publicly traded company since it did not raise equity capital from passive investors for a specific type of investment. Rather, European Capital issued equity and debt securities in order to fund its investments. For the period of time prior to its initial public offering, European Capital could have been considered to be a program. However, the offering of such program closed prior to the point at which disclosure would be required by Tables I to III of the Prior Performance Tables. Since European Capital has not yet completed operations, Table IV is not applicable. The Sponsor provides the net asset value and assets under management of, the level of management fees paid by and certain other information concerning European Capital (which comprises all of the information that the Sponsor is required by the Commission to disclose to investors concerning European Capital) in the public reports that it files as a reporting company pursuant to Section 12(b) of the Exchange Act, which potential investors in the Company may access on Edgar. If the Staff deems it advisable, the Company will agree to include a statement in the Registration Statement directing potential investors in the Company on how to find such information regarding European Capital in the Sponsor’s filings on the Commission’s web site.

Kristina Aberg

Securities and Exchange Commission

April 15, 2011

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ACE I is a private equity fund established by the Sponsor in 2006 with $1 billion of equity commitments from third-party investors. At its inception, ACE I purchased 30% of the Sponsor’s equity investments in 96 portfolio companies for an aggregate purchase price of $671 million. Also, ACE I co-invested with the Sponsor in an amount equal to 30% of equity investments made by the Sponsor between October 2006 and November 2007. ACE I had $0.6 billion of assets under management at December 31, 2010. ACE II is a private equity fund established by the Sponsor in 2007 with $585 million of equity commitments from third-party investors. At its inception, ACE II purchased 17% of the Sponsor’s equity investments in 80 portfolio companies for an aggregate purchase price of $488 million. ACE II intends to use the remaining commitments to fund add-on investments in such companies. ACE II had $0.2 billion of assets under management at December 31, 2010. The Sponsor provides the fair value and assets under management of, the level of management fees paid by and certain other information concerning ACE I and ACE II (which comprises all of the information that the Sponsor is required by the Commission to disclose to investors concerning ACE I and ACE II) in the public reports that it files as a reporting company pursuant to Section 12(b) of the Exchange Act, which potential investors in the Company may access on Edgar. Notwithstanding that ACE I and ACE II have investment objectives that are dissimilar to those of the Company, to the extent the Staff believes that certain disclosure regarding ACE I and ACE II would otherwise be relevant to potential investors in the Company, if the Staff deems it advisable, the Company will agree to include a statement in the Registration Statement directing potential investors in the Company on how to find such information regarding ACE I and ACE II in the Sponsor’s filings on the Commission’s web site.

Please confirm that the Registration Statement complies with the disclosure requirements set forth in Guide 5, and that there is no need for the Company to provide the additional disclosure specified in Appendix II to Guide 5. Please telephone the undersigned at (212) 735-3574 if you have any questions or would like to discuss the above matters further.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:	Samuel A. Flax
American Capital Mortgage Investment Corp.